1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2009

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date January 22, 2009	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

PRICE SENSITIVE INFORMATION AND

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is made pursuant to Rule 13.09(1) and Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Reference is made to the estimated results of the Company and its subsidiaries (collectively the “Group”) for the year ended 31 December 2008 (the “Estimated Results”) as disclosed in the third quarterly Report of 2008 of the Company dated 24 October 2008. The board of directors of the Company (the “Board”) wishes to announce a correction to the Estimated Results, details of which are set out as follows:

I.	Estimated Results for this period

1.	Period covered by the Estimated Results: 1 January 2008 to 31 December 2008

2.	The Estimated Results and their time of disclosure:

In its Price Sensitive Information and Overseas Regulatory Announcement dated 24 October 2008 and its third quarterly Report of 2008, the Company estimated, in accordance with the Accounting Principles in the PRC, that the net profit attributable to Shareholders will increase by more than 190% as compared with the same period of last year.

3.	Correction to Estimated Results:

In accordance with the Accounting Principles in the PRC, it is estimated that the net profit attributable to Shareholders increased by more than 110% as compared with the same period of last year.

4.	Whether the Estimated Results have been audited by certified public accountants: No.

II.	The Group’s results of the corresponding period in 2007

1.	Net profits attributable to shareholders of the Company: RMB2,693,298,106.

2.	Basic earnings per share: RMB0.55 per share.

III.	Reasons for the difference in the Estimated Results

1.	Due to the current domestic and international economic situation, the reduction in the price of the coal products of the Company was greater than expected in the fourth quarter of 2008.

2.	Due to the unexpected continual depreciation of the Australian Dollar, the exchange losses incurred by Yancoal Australia Pty. Limited, a wholly owned subsidiary of the Company, were greater than expected in 2008.

3.	As a result of the continual decrease in domestic price levels in the fourth quarter of 2008, the Company carried out some land requisitions and paid the related Cultivated Land Occupation Tax and compensation for attachments to the land in December 2008 in order to reduce the cost of relocating the village above the coal mine. This led to a larger than expected increase in the land subsidence compensation paid in 2008.

IV.	Other related information

The Company and the Board apologize for any inconvenience caused by the correction to the Estimated Results.

In accordance with the 2008 Explanation on Accounting Standards for Enterprises issued by the Ministry of Finance of the People’s Republic of China, there will be a retroactive adjustment to the financial statement of the previous accounting year when the annual audited financial report of 2008 is prepared. For more concrete information please refer to the annual report of 2008 to be published by the Company.

The Estimated Results are estimated according to Accounting Principles in the PRC and overseas investors please pay attention to the investment risks arising from the differences with the International Financial Reporting Standards.

By order of the Board
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman of the Board

As at the date of this announcement, the Directors are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr.Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan.

Zoucheng, Shandong Province, the PRC

22 January 2009

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310

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